SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SHARE REPURCHASES IN DECEMBER 2007

On January 11, 2008, the registrant filed with the Financial Services Agency of Japan (“FSA”), the Tokyo Stock Exchange and other stock exchanges in Japan information relating to its share repurchases in the month of December 2007.

The attached information is a translation of the Japanese original provided to the FSA. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: January 11, 2008

Class of Shares: Common Stock

1. [Status of Share Repurchase]

(1) [Status of Share Repurchase as proposed by the Meeting of Shareholders]

N/A

(2) [Status of Share Repurchase as decided by the Meeting of Board of Directors]		As of December 31, 2007

Classification	Number of shares repurchased		Value of shares repurchased (in JPY)
As decided by the meeting of board of directors held on November 9, 2007 (Period of Repurchase: November 12, 2007 – March 24, 2008)		200,000	100,000,000,000
Repurchase by NTT of its own shares in reported month (Date of Repurchase)*	December 7, 2007	4,000	2,070,468,000
	December 10, 2007	7,408	3,884,082,000
	December 11, 2007	8,382	4,490,991,000
	December 12, 2007	8,382	4,591,572,000
	December 13, 2007	8,892	4,850,976,000
	December 14, 2007	8,892	4,880,914,000
	December 17, 2007	8,892	4,779,788,000
	December 18, 2007	8,549	4,591,455,000
	December 19, 2007	8,892	4,833,656,000
	December 20, 2007	9,157	4,931,267,000
	December 21, 2007	9,678	5,202,538,000
	December 25, 2007	9,678	5,172,211,000
	December 26, 2007	9,678	5,156,828,000
	December 27, 2007	9,678	5,233,229,000
	December 28, 2007	9,322	5,177,232,000
Total	—	129,480	69,847,207,000
Cumulative total of NTT’s own shares repurchased as of end of reported month*		129,480	69,847,207,000
Percentage of NTT’s own shares repurchased		64.7%	69.8%

Note (*): Figures represent transactions settled through December 28, 2007. Repurchase transactions were concluded between December 26 and December 28, 2007 for a further 24,438 shares, for settlement in January 2008.

2. [Status of Processing]

N/A

3. [Status of Ownership]	As of December 31, 2007

Ownership of shares as of end of reported month	Number of shares
Total number of outstanding shares	15,741,209
Number of treasury stock	2,053,296